Filed by Rocket Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Redfin Corporation, Mr. Cooper Group Inc.

Commission File No.: 001-14667

The following are excerpts from the transcript of the earnings call held by Rocket Companies, Inc. (“Rocket”) regarding its first quarter 2025 earnings held May 8, 2025. The excerpts contain only those portions of the transcript relating to discussions of the proposed transactions between Rocket and Mr. Cooper Group Inc. (“Mr. Cooper”) and Rocket and Redfin Corporation (“Redfin”).

Rocket: Q1 2025 Earnings Call Transcript

May 8, 2025

Varun Krishna:

Integration is a top priority for our leadership team right now. Over the past several weeks, we’ve been working closely with leaders at Redfin and Mr. Cooper, and we’re more energized than ever. Integration is also a multi-faceted process, and it is our top priority across the entire company. We share a culture of innovation and driving change through technology and a vision to build the future of homeownership.

Brian Brown:

Our collective teams across all three companies are already working hard, putting together detailed integration plans including clear milestones. We’ve identified more than 35 integration workstreams, formed several steering committees, and we’re moving quickly and decisively to ensure we can start to realize synergy value after closing.

Following the completion of both all-stock transactions—Redfin and Mr. Cooper—we expect our Class A public float to increase from approximately 7 percent today to around 35 percent.

Mark DeVries, Analyst, Deutsche Bank Securities, Inc.:

So, I'd like to ask about just your post-merger with Mr. Cooper Group, your subservicing strategy going forward. Obviously, it's kind of a big part of their business. And we've seen, at least one notable client defection since the deal was announced. Obviously, having subservicing with a company like Rocket, it's much more effective at recapturing maybe a greater threat. So, I'm just – how are you thinking about retention of subservicing agreements going forward and the ability to kind of grow that?

Brian Brown:

Yeah, Mark, let me touch on the first part of your question, and then Varun may have a comment or two. I can't comment on the COOP business. We do need to run as two independent companies right now. But I think there's two things I'd point you to. One is, from the Rocket perspective, we fully support the subservicing business. There's no question about that. What COOP's built and particularly being able to scale through subservicing is part of the aspect that's been very impressive to us. And if you go back to COOP's earnings call and look at some of the comments they made, they talked a lot about the fact that they have actually been increasing the pipeline on the subservicing business and haven't seen any material changes. So, if I leave my comments to just post- closing, we're very excited about that business. We fully support it. And we plan, as we said publicly, to completely honor the contractual provisions with those subservicers.

Bose George, Analyst, Keefe, Bruyette & Woods, Inc.:

Just a follow-up on the earlier question on market share, do you think you might explore other acquisitions especially to grow purchase market share? And is the acquisition of distributed retail capacity something you could consider?

Varun Krishna:

I think, what I would say right now is, with the criticality of the integration that we have, we're absolutely focused on these two. I think we're super excited about these deals. They're directly in service to our long-term strategy. And we think that it's very relevant to our purchase strategy goals. And just to kind of recap that, we want to establish a top of funnel, build relationships with clients that are searching for homes, as well as with real estate agents and experts. And this is directly in service to that with Redfin. And we want to build a broker strategy, as I, obviously just talked about with the earlier question. And we want to drive the recapture flywheel, which is really powered by servicing. And so, we are knee deep in integration preparation, and we're really excited and happy with how it's going. But this will be the primary focus for us just to make sure that we build these key pillars of our integration platform.

Mihir Bhatia, Analyst, BofA Securities, Inc.:

And then, maybe just switching back for a second to subservicing and protection. And also maybe related to subservicing, just protections, the brokers when you are servicing loans in the broker channel, there's been a lot of talk just about that and about the potential for Rocket being a competitor, but also going to be doing subservicing others may want to switch, et cetera. Can you just take a couple of minutes to just talk about that. What kind of protections do MSR owners have in these typical subservicing arrangements and similarly for the brokers that work with Rocket? Thank you.

Brian Brown:

It's either you have a non-solicit or I guess they put it in three buckets Mihir. If you're speaking about doing subservicing and we announced the Annaly deal earlier, there's a way that Rocket can help them actually do the recapture. If you're an asset manager and you come to Rocket to do subservicing, you own the MSR, we're going to do the subservice, there's a really awesome opportunity because we can do the recapture which protects that asset, extends the cash flows, and it's a win for the servicer and it's a win or the – yeah, win for the owned servicer and it's a win for Rocket.

And then, when you talk – when you take it one step further into subservicing, similarly, you can either help the client do recapture or not. And we're open to both. But if you don't help the client recapture, then you're not going to solicit those clients or you're not going to be a subservicer for long. And our comments are that we support all three of those models. Obviously, Cooper does all three. Rocket does two of them today. We'll do three upon the close of the transaction. But we're very supportive of it, and that's one of the exciting things about this acquisition.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements regarding each proposed transaction between (1) Rocket and Mr. Cooper, and (2) Rocket and Redfin; future financial and operating results; benefits and synergies of the transactions; future opportunities for the combined companies; the conversion of equity interests contemplated by the Agreement and Plan of Merger entered into by Rocket and Mr. Cooper on March 31, 2025 (the “Rocket/Cooper Merger Agreement”) and the Agreement and Plan of Merger entered into by Rocket and Redfin on March 9, 2025 (the “Rocket/Redfin Merger Agreement” and, together with the Rocket/Cooper Merger Agreement, the “Merger Agreements”); the issuance of common stock of Rocket contemplated by each Merger Agreement; the expected timing of the closing of the proposed transactions; the ability of the parties to complete the proposed transactions considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward-looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction between (1) Rocket and Mr. Cooper, and (2) Rocket and Redfin and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transactions may not be completed in a timely basis or at all, which may adversely affect Rocket’s, Mr. Cooper’s and Redfin’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transactions, including stockholder approvals by Mr. Cooper’s and Redfin’s respective stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transactions; (iii) the effect of the announcement, pendency or completion of the proposed transactions on each of Rocket’s, Mr. Cooper’s or Redfin’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others with whom Rocket, Mr. Cooper or Redfin does business, or on Rocket’s, Mr. Cooper’s or Redfin’s operating results and business generally; (iv) that the proposed transactions may divert management’s attention from each of Rocket’s, Mr. Cooper’s and Redfin’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transactions or otherwise, including the risk of stockholder litigation in connection with the proposed transactions, or the impact of the proposed transactions thereupon, including resulting expense or delay; (vi) that Rocket, Mr. Cooper or Redfin may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of any of the Merger Agreements, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transactions may impact Rocket’s, Mr. Cooper’s or Redfin’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the proposed transactions may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transactions; (x) the risk that the anticipated benefits and synergies of the proposed transactions may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transactions; (xiii) the risk that integration of the Rocket, Mr. Cooper and Redfin businesses post closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the proposed transactions, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transactions on the market price of the common stock of each of Rocket, Mr. Cooper and Redfin.

These risks, as well as other risks related to the proposed transactions, are more fully described in the registration statement on Form S-4 (the “Rocket/Cooper Registration Statement”) filed by Rocket with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction between Rocket and Mr. Cooper and the registration statement on Form S-4 (the “Rocket/Redfin Registration Statement” and, together with the Rocket/Cooper Registration Statement, the “Registration Statements”) filed by Rocket with the SEC in connection with the proposed transaction between Rocket and Redfin. While the list of factors presented here and the list of factors to be presented in the Registration Statements are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed by each company.

Important Information for Investors and Stockholders

In connection with Rocket’s and Mr. Cooper’s proposed transaction, Rocket filed with the SEC the Rocket/Cooper Registration Statement on Form S-4 on April 29, 2025, containing a prospectus and information statement of Rocket and a proxy of Mr. Cooper (the “Joint Proxy and Information Statement/Prospectus”). After the Rocket/Cooper Registration Statement has been declared effective by the SEC, the Joint Proxy and Information Statement/Prospectus will be delivered to stockholders of Rocket and Mr. Cooper. Rocket and Mr. Cooper may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy and Information Statement/Prospectus or Rocket/Cooper Registration Statement or any other document which Rocket or Mr. Cooper may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND MR. COOPER ARE URGED TO READ THE ROCKET/COOPER REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE ROCKET/COOPER REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, MR. COOPER, THE COMPANIES’ PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Mr. Cooper may obtain copies of the Rocket/Cooper Registration Statement and the Joint Proxy and Information Statement/Prospectus, as well as other filings with the SEC that are incorporated by reference into such documents, containing information about Rocket and Mr. Cooper, without charge, at the SEC’s website (http://www.sec.gov).

In connection with Rocket’s and Redfin’s proposed transaction, Rocket filed with the SEC the Rocket/Redfin Registration Statement on Form S-4, containing a prospectus of Rocket and a proxy of Redfin (the “Proxy Statement/Prospectus”) on April 7, 2025. The Rocket/Redfin Registration Statement became effective on May 5, 2025 and was delivered to stockholders of Redfin. Rocket and Redfin may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or Rocket/Redfin Registration Statement or any other document which Rocket or Redfin may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND REDFIN ARE URGED TO READ THE ROCKET/REDFIN REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE ROCKET/REDFIN REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, REDFIN, THE COMPANIES' PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Redfin may obtain copies of the Rocket/Redfin Registration Statement and the Proxy Statement/Prospectus, as well as other filings with the SEC that are incorporated by reference into such documents, containing information about Rocket and Redfin, without charge, at the SEC’s website (http://www.sec.gov).

Copies of the documents filed with the SEC by Rocket are available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Mr. Cooper are available free of charge under the SEC Filings heading of the Investor Relations section of Mr. Cooper’s website investors.mrcoopergroup.com. Copies of the documents filed with the SEC by Redfin are available free of charge under the SEC Filings heading of the Investor Relations section of Redfin’s website investors.redfin.com.

Participants in the Solicitation

Rocket and Mr. Cooper and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Mr. Cooper’s stockholders in respect of the proposed transaction between Rocket and Mr. Cooper under the rules of the SEC. Additionally, Rocket and Redfin and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Redfin’s stockholders in respect of the proposed transaction between Rocket and Redfin under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Form 10-K/A Amendment No. 1 (the “Rocket 10-K/A”) filed with the SEC on April 28, 2025, and other documents subsequently filed by Rocket with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 10-K/A have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 10-K/A and are available at the SEC’s website at www.sec.gov. Information regarding Mr. Cooper’s directors and executive officers is available in Mr. Cooper’s Annual Report on Form 10-K for the year ended December 31, 2024 and Mr. Cooper’s proxy statement, dated April 10, 2025, for its 2025 annual meeting of stockholders (the “Mr. Cooper 2025 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Historical Executive Compensation Information”; “Proposal 2: Advisory Vote on Say on Pay” and “Beneficial Ownership” in the Mr. Cooper 2025 Proxy. Any changes in the holdings of Mr. Cooper’s securities by Mr. Cooper’s directors or executive officers from the amounts described in the Mr. Cooper 2025 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Mr. Cooper 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Redfin’s directors and executive officers is available in Redfin’s Annual Report on Form 10-K for the year ended December 31, 2024, as amended by Form 10-K/A Amendment No. 1 (the “Redfin 10-K/A) filed with the SEC on April 25, 2025, and other documents subsequently filed by Redfin with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Redfin’s securities by Redfin’s directors or executive officers from the amounts described in Redfin’s 10-K/A have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of Redfin’s 10-K/A and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants is included in the Rocket/Redfin Registration Statement, containing the Proxy Statement/Prospectus, in the Rocket/Cooper Registration Statement, containing the Joint Proxy and Information Statement/Prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.